NO ACT

PE
12-22-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010425

Received SEC
JAN 12 2010
Washington, DC 20549

January 12, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-12-2010

Matthew Lepore
Vice President, Chief Counsel – Corporate Governance
Assistant General Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 22, 2009

Dear Mr. Lepore:

This is in response to your letter dated December 22, 2009 concerning the shareholder proposal submitted to Pfizer by Amy Ridenour. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Amy Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

December 22, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Shareholder Proposal of Amy Ridenour
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Amy Ridenour (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if she elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

Resolved: The shareholders request the Board of Directors prepare a report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2010. The Report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Describe and prioritize the issues by importance; and
3. Disclose the policies and procedures that oversee the company's membership in business associations as related to the public policy objectives of the company.

A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Proponent submitted the Proposal to the Company in a letter dated November 12, 2009, which the Company received on the same date. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of sufficient shares to satisfy the ownership requirements of Rule 14a-8(b). In addition, the Proponent did not provide any evidence with the Proposal to satisfy the requirements of Rule 14a-8(b).

Accordingly, the Company sought verification from the Proponent of her eligibility to submit the Proposal. On November 20, 2009, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via FedEx notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

> We will need the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):
>
> - a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time the proposal was submitted, you have continuously held the requisite number of shares for at least one year; or
>
> - if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and a written statement that you continuously held the requisite number of shares for the one-year period.

FedEx records confirm delivery of the Deficiency Notice at 1:04 p.m. on November 23, 2009. A copy of such record is attached hereto as Exhibit C.

The Proponent responded in a letter, dated December 9, 2009, which the Company received via facsimile on December 10, 2009 (17 days after the Proponent received the Deficiency Notice) (the "Proponent's Response"). The Proponent's Response included a letter from the Proponent's broker, Charles Schwab, dated December 9, 2009 (16 days after the Proponent received the Deficiency Notice) as well as account statements for the months October 2008 through November 2009 (the "Account Statements"). A copy of the Proponent's Response is attached hereto as Exhibit D.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because (1) the Proponent failed to timely provide the requisite proof of eligibility to submit the Proposal in response to the Company's proper request for that information, and (2) the information provided by the Proponent in the Proponent's Response did not substantiate eligibility to submit the Proposal under Rule 14a-8(b).

1. The Proponent failed to timely respond to the Deficiency Notice.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b) in a timely manner. Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

Notwithstanding the foregoing, the Proponent did not respond within 14 days after receiving the Deficiency Notice. The Staff previously has allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rule 14a-8(f) where the shareholder responded to the company's proper deficiency notice more than 14 days after receiving the deficiency notice. For example, in *Qwest Communications International Inc.* (avail. Nov. 5, 2009), the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 32 days after receiving the deficiency notice. Similarly, in *Exxon Mobil Corp.* (avail. Feb. 28, 2007) the Staff concurred with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided proof of ownership in response to the company's deficiency notice 32 days after receiving the deficiency notice. *See also General Electric Co.* (avail. Dec. 31, 2007) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent responded to the company's deficiency notice 17 days after receiving it); *General Electric Co. (Parchinkski)* (avail. Jan. 9, 2006) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent provided an untimely response to the company's deficiency notice). Just as in the precedent cited above, the Proponent did not provide timely evidence of her ownership of Company shares. Rather, the Proponent provided proof of ownership in response to the Company's deficiency notice 17 days after the Proponent received the Deficiency Notice.

2. <u>The Proponent failed to establish eligibility to submit the Proposal.</u>

Separately and in addition to being untimely, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent's Response was insufficient to substantiate eligibility to submit a proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

On numerous occasions the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

In this instance, the Proponent's Response fails to respond to the deficiency identified in the Deficiency Notice. Specifically, the Account Statements fail to provide documentary support that demonstrates that the Proponent continuously owned the requisite number of the Company's securities entitled to be voted on the Proposal for at least one year as of the date the Proposal was submitted to the Company (November 12, 2009). SLB 14 clarifies that a shareholder's "monthly, quarterly or other periodic investment statements [do not] demonstrate sufficiently continuous ownership of the securities." Rather, "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." The Staff consistently has concurred that fixed-dated account records are insufficient to prove that a proponent has met the ownership requirements of Rule 14a-8(b). *See IDACORP, Inc.* (avail. Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply . . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"). *See also General Electric Co.* (avail. Dec. 19, 2008); *General Motors Corp. (Koloski)* (avail. Apr. 5, 2007); *EDAC Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004); *Duke Realty Corp. (SEIU)* (avail. Feb. 7, 2002). Just as in these no-action letters, the Account Statements submitted by the Proponent only show the Proponent's account information as of fixed dates, and thus do not sufficiently demonstrate that the Proponent has met the continuous ownership requirements of Rule 14a-8(b).

Moreover, the Proponent's Response fails to include a statement from the record holder that the Company shares were held continuously for at least one year preceding the Proponent's submission of the Proposal to the Company. Instead, the letter submitted from Charles Schwab merely states that the Account Statements are "inclusive of any and all activity in an account for the given statement period." The Staff previously has concurred with the exclusion of shareholder proposals because of a record holder's failure to include a statement that the proponent held the shares continuously for one year prior to the date the proponent submitted the proposal. *See General Motors Corp.* (avail. Apr. 3, 2001) (concurring with the exclusion of a shareholder proposal and noting that "while it appears that the proponent did provide some indication that he owned shares for at least one year, it appears that he has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000 or 1% in market value of voting securities, for at least one year prior to submission of the proposal"). *See also International Business Machines Corp.* (avail. Feb. 18, 2003); *Exxon Mobil Corp.* (avail. Oct. 9, 2002); *USEC Inc.* (avail. July 19, 2002). Accordingly, the letter from Charles Schwab is insufficient to substantiate the Proponent's eligibility to submit the Proposal.

Despite the Deficiency Notice, the Proponent has failed to provide the Company with timely and satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted to the Company. Accordingly, we request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Matthew Lepore

ML/acp
Enclosures

cc: Amy Ridenour

100778402_6.DOC

EXHIBIT A

November 12, 2009

Amy W. Schulman
Senior Vice President, General Counsel and Corporate Secretary
Pfizer Inc.
235 East 42st
New York, New York 10017

Transmittal by fax to 212-808-6327

Dear Ms. Schulman,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer Inc. (the "company") proxy statement to be circulated to company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

I have held more than $2,000 in value of company stock continuously for more than a year prior to this date of submission. I intend to hold the shares through the date of the company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

If you have any questions or wish to discuss the Proposal, I can be reached at *** FISMA & OMB Memorandum M-07-16 *** Copies of correspondence or a request for a "no-action" letter should be forwarded to Mrs. Amy Ridenour, *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Amy Ridenour

Attachment: Shareholder Proposal – Public Policy Report

Public Policy Report

Resolved: The shareholders request the Board of Directors prepare a report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2010. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Describe and prioritize the issues by importance; and

3. Disclose the policies and procedures that oversee the company's membership in business associations as related to the public policy objectives of the company.

Supporting Statement

As long-term shareholders of Pfizer, Inc., we support transparency and accountability regarding the company's public policy activities.

Disclosure of Pfizer, Inc.'s policies and procedures surrounding its public policy activities is in the best interest of the company and its shareholders. Absent a system of accountability, company assets could be used in support of public policy objectives and/or activities that are not in the Company's long-term interest or which bring the company's name into disrepute.

The company is a member of the Pharmaceutical Research and Manufacturers of America association ("PhRMA"). PhRMA has:

* Conducted a multi-million dollar advertising campaign in 2009 supporting increasing the federal government's involvement in sales of health care services and products, including Company products;

* Lobbied extensively for major expansions of government involvement in sales of health care services and products, including Company products, over the last decade;

* Supported this increase although substantially government-run health systems (e.g., those of Great Britain, Canada) have limited purchasing of pharmaceuticals, including Pfizer, Inc., products, to limit costs, resulting not only in reduced Company revenue, but the premature deaths of patients; and

* Been immersed in controversy over reported "sweetheart deals" (New Republic, 11/10/09), "behind-the-scenes deal[s]" (New York Times, 8/5/09), alleged "extortion" (former U.S. Labor Secretary Robert Reich, 8/11/09), and other matters.

The Company also made itself vulnerable to charges of receiving unpopular "corporate welfare" (Wall Street Journal, 11/11/09) by allowing Company plans to build a research and development headquarters to be the perceived incentive behind the City of New London, Connecticut's seizure of private homes in a working class neighborhood. Litigation culminated in the U.S. Supreme Court's *Kelo v. City of New London* (2005) decision, in which Justice Sandra Day O'Connor in her dissent wrote, "Any property may now be taken for the benefit of another private party... The beneficiaries are likely to be those citizens with disproportionate influence and power in the political process, including large corporations and development firms." Polls showed overwhelming bipartisan disapproval, yet the benefits to the Company are not easily apparent to shareholders, as Company management announced in 2009 a decision to close the facility.

Disclosure of the Company's public policy procedures and policies would help the Company's board and shareholders evaluate the public policy objectives of the company.

EXHIBIT B

Legal
Pfizer Inc
235 East 42nd Street 235/19/4
New York, NY 10017-5755
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com



Suzanne Y. Rolon
Senior Manager, Communications
Corporate Governance

Via FedEx

November 20, 2009

Ms. Amy Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal for Pfizer 2010 Annual Meeting of Shareholders**

Shareholders request the Board of Directors prepare a report describing the policies and procedures for the Company's legislative and regulatory public policy advocacy activities.

Dear Ms. Ridenour:

This letter will acknowledge receipt on November 12, 2009 of the shareholder proposal dated November 12, 2009 you submitted for consideration at our 2010 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year as of the date the proposal was submitted. Pfizer's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we note that proof of ownership was not provided with your letter.

We will need the following proof of ownership to remedy this defect as explained in Rule 14a-8(b):

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, at the time the proposal was submitted, you have continuously held the requisite number of shares for at least one year; or

- if you have filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that you have continuously held the requisite number of shares for the one-year period.

The rules of the Securities and Exchange Commission require that any response to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,



Suzanne Y. Rolon

cc: Matthew Lepore, Vice President, Chief Counsel-Corporate Governance

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT D

*** FISMA & OMB Memorandum M-07-16 ***

December 9, 2009


RECEIVED
DEC 10 2009
PFIZER CORPORATE GOVERNANCE DEPT

Ms. Suzanne Y. Rolon
Senior Manager
Communications
Corporate Governance
Pfizer
235 E. 42nd Street, MS235/ 19/01
New York, NY 10017

Dear Ms. Rolon:

As per your letter of November 20, 2009, I am enclosing proof that I have continuously owned at least $2,000 in market value of Pfizer stock since at least October 1, 2008. The proof is in the form of statements from my broker, Charles Schwab, for each month from October 1, 2008 through November 30, 2009. I continue holding more than $2,000 in market value of Pfizer stock, have held it continuously for years and will hold it continuously until well after Pfizer's 2010 Annual Meeting of Shareholders.

In addition to the monthly statements from Charles Schwab showing the stock was held in sufficient amounts during the necessary period, I have enclosed a copy of a letter from my broker confirming the statements are inclusive of any and all activity in my account for the given statement period.

I can be reached at the above address or by telephone *** FISMA & OMB Memorandum M-07-16 *** if you have any questions.

Sincerely,

Amy Ridenour

Amy Ridenour

charles SCHWAB

December 9, 2009

Amy Ridenour

*** FISMA & OMB Memorandum M-07-16 ***

Dear Amy Ridenour,

This letter is to confirm our Charles Schwab statements are all inclusive of any and all activity in an account for the given statement period.

Should you have any further questions, please do not hesitate to call Schwab at 800-435-4000.

Sincerely,



Jennifer Feeney
Sr Specialist-Brokerage Svc Rep
9401 E. Panorama Circle
Englewood, CO 80112
(877) 594-2578 X752403